CRUCELL TO PRODUCE WEST NILE VIRUS VACCINE FOR USE IN HUMAN CLINICAL TRIALS AT NETHERLANDS VACCINE INSTITUTE, VACCINE PLANT OPENED TODAY BY HER MAJESTY QUEEN BEATRIX OF THE NETHERLANDS

LEIDEN, THE NETHERLANDS, NOVEMBER 10, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) AND THE NETHERLANDS VACCINE INSTITUTE (NVI) ANNOUNCED TODAY THAT THEY HAVE SIGNED AN AGREEMENT TO MANUFACTURE WEST NILE VIRUS VACCINE FOR USE IN HUMAN CLINICAL TRIALS AT NVI'S NEW BSL-3 (BIOSAFETY LEVEL 3) PLANT. HER MAJESTY QUEEN BEATRIX OF THE NETHERLANDS OFFICIALLY OPENED THE PLANT EARLIER TODAY.

The NVI, an agency of the Dutch ministry of health, is responsible for the national vaccine supply in the Netherlands. The NVI is unique in that it is one of the few institutes in the world that makes vaccines for its home country on request from the government. Annual revenues of the NVI are in excess of (euro) 80 million and the agency employs over 400 people. The new vaccine plant is the first BSL-3 plant in the world to meet new, more stringent safety conditions set forth in 2003 by the World Health Organization (WHO). The plant is suitable for the production of vaccines against serious diseases such as polio, SARS, pandemic influenza and West Nile virus.

"Production of our West Nile virus clinical trial material for use in human trials is a key next step in our route to licensure of this vaccine," said Ronald Brus, President and Chief Executive Officer of Crucell. "We are fortunate to have access to NVI's world class facilities for the production of these materials."

Thijs Veerman, Managing Director of the NVI said, "I am pleased to work together with the renowned Dutch company Crucell. With this cooperation we will make an important contribution to the protection against emerging infectious diseases."

In June 2003, Crucell announced its decision to develop a West Nile virus vaccine for use in humans based on the company's PER.C6(R) technology. To date, Crucell has successfully developed the vaccine production process, has concluded extensive animal studies in geese, and has produced West Nile virus veterinary vaccine. This work was carried out in collaboration with Israeli Kimron Veterinary Institute. Market authorization in Israel of a veterinary vaccine for use in geese was granted in June 2004.

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ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Elizabeth Goodwin
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733 tredington@redingtoninc.com

Netherlands Vaccine Institute
Ms. A.M. de Bode
Manager Communication
Tel. +31 (0)30 274 2535
info@nvi-vaccin.nl